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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

LIGHTSPAN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53226T103

(Cusip Number)

Gregory J. Melsen
PLATO Learning, Inc.
10801 Nesbitt Avenue South
Bloomington, Minnesota 55437
(952) 832-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Leland E. Hutchinson, Esq.
Winston & Strawn LLP
35 West Wacker Drive
Suite 4200
Chicago, Illinois 60601
(312) 558-5600

September 9, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53226T103

1.	Name of Reporting Person: PLATO LEARNING, INC.		I.R.S. Identification Nos. of above persons (entities only): 36-3660532

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐ (1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 287,895(2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 287,895(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.0%

14.	Type of Reporting Person (See Instructions): CO

(1) As a result of a Voting Agreement (the “Voting Agreement”), dated as of September 9, 2003, between PLATO Learning, Inc. (“PLATO”) and certain stockholders of Lightspan, Inc. (individually, the “Stockholder” and collectively, the “Stockholders”), PLATO may be deemed to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Voting Agreement is filed herewith and incorporated herein by reference.

(2) Pursuant to the terms of the Voting Agreement, each Stockholder has agreed to vote: (i) in favor of approval of the Merger Agreement, (ii) against any action that would breach the Merger Agreement and (iii) against certain specified extraordinary transactions. In addition, each of the Stockholders has irrevocably granted to John Murray and Gregory J. Melsen in their respective capacity as officers of PLATO, and to any person who shall succeed to any such office of PLATO, a proxy to vote his Lightspan Shares and appoints such officers of PLATO as his attorney-in-fact until the earlier of the effective date of the merger or the termination of the Merger Agreement or such other date specified in the Voting Agreement.

     Other than described herein, PLATO is not entitled to any other rights as a stockholder of Lightspan as to the Lightspan Shares subject to the Voting Agreement. Other than with respect to the exercise of the irrevocable proxies to vote Lightspan Shares as described above, PLATO expressly disclaims beneficial ownership of the Lightspan Shares that are subject to the Voting Agreement.

Item 1. Security and Issuer.

     This Statement on Schedule 13D relates to shares of common stock (“Lightspan Shares”), par value $0.01, of Lightspan, Inc., a Delaware corporation (“Lightspan”). Lightspan’s principle executive offices are located at 10140 Campus Point Drive, San Diego, California 92121.

Item 2. Identity and Background.

     This Statement on Schedule 13D is being filed on behalf of PLATO Learning, Inc., a Delaware corporation (“PLATO”) and John Murray, a Director and President, Chief Executive Officer of PLATO. PLATO is a provider of computer-based and e-learning instruction and related services and PLATO offers basic to advanced level courseware in reading, writing, math, science, and life and job skills. PLATO’s principal executive offices are located at 10801 N. Nesbitt Avenue South, Bloomington, Minnesota 55437.

     Other than executive officers and directors, there are no persons or entities controlling or ultimately controlling PLATO.

     During the last five years neither PLATO nor, to the best of PLATO’s knowledge, any of its executive officers and/or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or was subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     Each executive officer and/or director of PLATO is a citizen of the United States of America. The chart below sets forth the name, business address and present principal occupation of each executive officer and/or director of PLATO.

Name	Address	Principal Occupation

John Murray	10801 Nesbitt Avenue South Bloomingdale, Minnesota 55437	Director, President and Chief Executive Officer

Gregory J. Melsen	10801 Nesbitt Avenue South Bloomingdale, Minnesota 55437	Vice President, Finance and Chief Financial Officer

Nancy L. Hanna	10801 Nesbitt Avenue South Bloomingdale, Minnesota 55437	Vice President, Human Resources

Robert M. Kilgarriff	10801 Nesbitt Avenue South Bloomingdale, Minnesota 55437	Executive Vice President, Sales and Marketing

David H. LePage	10801 Nesbitt Avenue South Bloomingdale, Minnesota 55437	Senior Vice President Operations

Mary Jo Murphy	10801 Nesbitt Avenue South Bloomingdale, Minnesota 55437	Vice President, Corporate Controller, Chief Accounting Officer and Assistant Secretary

Name	Address	Principal Occupation

Frank A. Preese	10801 Nesbitt Avenue South Bloomingdale, Minnesota 55437	Chief Technology Officer

John C. Super	10801 Nesbitt Avenue South Bloomingdale, Minnesota 55437	Vice President, Strategic Planning

Joseph E. Duffy	Oracle Corporation 1910 Oracle Way Reston, VA 20190	Director and Senior Vice President, Health Industries Oracle Corporation

Ruth L. Greenstein	Institute for Defense Analyses 4850 Mark Center Drive Alexandria, VA 22311	Director and Vice President, Finance and Administration Institute for Defense Analyses

Thomas G. Hudson	Computer Network Technology Corporation 6000 Nathan Lane North Plymouth, MN 55442	Director and Chairman of the Board, President and Chief Executive Officer Computer Network Technology Corporation

Dennis J. Reimer	Memorial Institute for the Prevention of Terrorism 204 North Robinson, Ste 1404 Oklahoma City, OK 73102	Director and Director of the National Memorial Institute for the Prevention of Terrorism

John T. Sanders	Education Commission of the States 700 Broadway, Suite 1200 Denver, CO 80203-3460	President of Education Commission of the States

Arthur W. Stellar	High/Scope Educational Research Foundation 600 North River Street Ypsilanti, MI 48198-2898	Director and President and Chief Executive Officer of High/Scope Educational Research Foundation

Item 3. Source and Amount of Funds or Other Consideration.

     The Agreement of each Stockholder to execute and deliver the Voting Agreement was made in consideration for PLATO executing the Agreement and Plan of Merger dated September 9, 2003, (as amended, the “Merger Agreement”) between PLATO, Lightspan and a wholly-owned subsidiary of PLATO, LSPN Merger Corp. (“LSPN”).

     The information in Items 4, 5 and 6 of this Statement is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

     The Voting Agreement was entered into as a condition of, and in consideration for, PLATO’s entering into the Merger Agreement. Pursuant to the Voting Agreement, each Stockholder has agreed to vote: (i) in favor of approval of the Merger Agreement, (ii) against any action that would breach the Merger Agreement and (iii) against certain specified extraordinary transactions.

     PLATO and Lightspan plan to merge LSPN with and into Lightspan. The Merger Agreement provides that, at the effective time of the merger, generally, each issued and outstanding share of Lightspan common stock will be automatically converted into the right to receive an aggregate amount of validly issued, fully paid and non-assessable shares of PLATO common stock equal to the exchange ratio.

• The exchange ratio is dependent on the PLATO stock market value. PLATO stock market value is the weighted average closing price of PLATO common stock on the Nasdaq National Market System over the fifteen days immediately prior to closing. The exchange ratio shall be determined as follows:

• if the PLATO stock market value is equal to or greater than $7.89, then the exchange ratio shall equal 1.330;

• if the PLATO stock market value is equal to or greater than $6.23, but less than $7.89, then the exchange ratio shall equal $10.50 divided by the PLATO stock market value; and

• if the PLATO stock market value is less than $6.23, then the exchange ratio shall equal 1.685.

     In addition, as a result of the consummation of the Merger, (1) the present board of directors of Lightspan will be replaced by the board of directors of LSPN; (2) the present officers of Lightspan will be replaced by the officers of LSPN; and (3) the certificate of incorporation of LSPN in effect immediately prior to the effective time of the merger shall be the certificate of incorporation of the surviving corporation, with the name of the surviving corporation in the merger remaining “Lightspan, Inc.”

     In addition, as a result of the consummation of the Merger, the common stock of Lightspan will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and application will be made to delist Lightspan’s common stock from Nasdaq.

     The descriptions of the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 99.1 and 99.2 and which are incorporated herein by reference.

     Other than as described above or set forth in the Merger Agreement, PLATO has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

     The information in Items 3, 5 and 6 of this Statement is incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Company.

     As a result of the Voting Agreement, PLATO may be deemed to beneficially own 287,895 Lightspan Shares, which represents approximately 6.0% of the issued and outstanding Lightspan Shares as of September 8, 2003. Pursuant to the terms of the Voting Agreement, each Stockholder has agreed at any meeting of Lightspan stockholders, or pursuant to any written consent of stockholders in lieu of such meeting, to vote Lightspan Shares held by him as of the relevant record date: (i) in favor of approval of the merger and adoption of the Merger Agreement, (ii) against any action that would breach the Merger Agreement and (iii) against certain specified extraordinary transactions. In addition, each Stockholder irrevocably grants to John Murray and Gregory J. Melsen in their respective capacity as officers of PLATO, and to any person who shall succeed to any such office of PLATO, a proxy to vote his Lightspan Shares and appoints such officers of PLATO as his attorney-in-fact until the earlier of the effective date of the merger or the termination of the Merger Agreement or such other date specified in the Voting Agreement.

     However, the rights to: (i) receive dividends from, (ii) direct the receipt of dividends from, (iii) receive proceeds from the sale of, and (iv) direct the receipt of proceeds from the sale of each Stockholder’s Lightspan Shares remain with each respective Stockholder. In addition, other than the grant of the irrevocable proxy by each of the Stockholders thereunder to vote all of the Lightspan Shares subject to the Voting Agreement as described above, each of the Stockholders under the Voting Agreement has retained sole voting power with respect to the Lightspan Shares subject to the Voting Agreement. Nothing herein shall be deemed an admission by PLATO as to the beneficial ownership of any Lightspan Shares, and PLATO expressly disclaims beneficial ownership of all Lightspan Shares except to the extent described above.

     In addition, John Murray beneficially owns 500 Lightspan Shares, representing less than 1% of the issued and outstanding Lightspan Shares as of September 8, 2003, for which John Murray has sole voting and dispositive power.

     To the best of PLATO’s knowledge, no transactions in Lightspan Shares have been effected during the past 60 days by PLATO or any other person described in Item 2 hereof other than as set forth in the Merger Agreement and the Voting Agreement.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Company.

     The contracts, arrangements, understandings or relationships with respect to the Lightspan Shares consist of the Merger Agreement and the Voting Agreement relating thereto. The Voting Agreement is attached hereto as an Exhibit and specifically incorporated by reference herein.

     Except for the Merger Agreement and the Voting Agreement, neither PLATO nor, to the best of PLATO’s knowledge, any other person named in Item 2 above has any contract, arrangement, understanding or relationship with any person with respect to Lightspan Shares, including, but not limited to, transfer or voting of any of the Lightspan Shares, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the Lightspan Shares.

Item 7. Material to be Filed as Exhibits.

991.	Voting Agreement among PLATO, John T. Kernan and Carl Zeiger, dated September 9, 2003.

992.	Agreement and Plan of Merger dated September 9, 2003 by and among PLATO, Lightspan and LSPN.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 18, 2003

PLATO Learning, Inc.

By:	/s/ Gregory J. Melsen

	Name:	Gregory J. Melsen
	Title:	Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

99.1	Voting Agreement among PLATO, John T. Kernan and Carl Zeiger, dated September 9, 2003.

99.2	Agreement and Plan of Merger dated September 9, 2003 by and among PLATO, Lightspan and LSPN.